[BELL AND ASTRAL LOGOS]

For immediate release

Transaction to unite Astral and Bell Media moving forward

•	Good news for consumers and creators as Bell Media readies significant new investment in Canadian content

•	Revitalizes competition in Canadian broadcasting, especially in Québec, meaning more content and delivery choices for consumers

•	TSN Radio 690 will continue to serve the passionate sports fans of Montréal

•	Bell’s all-cash acquisition of Astral to close on July 5, 2013

MONTRÉAL, June 28, 2013 – Astral Media Inc. (Astral) and BCE Inc. (Bell) today announced that, with yesterday’s approval by the Canadian Radio-television and Telecommunications Commission (CRTC), Bell has now obtained all necessary regulatory and other approvals to close its $3.2-billion acquisition of Astral on July 5, 2013.

“Together, Astral and Bell Media will deliver more for Canadians, investing in great new programming and innovative new ways to access it, and ramping up competition in the Canadian broadcasting sector. It all means unprecedented new choice for Canadian viewers and listeners,” said George Cope, President and CEO of Bell and BCE. “As two long-established Montréal companies, Astral and Bell especially look forward to taking competition and choice in Québec media to a whole new level.”

The combined company will be led by a team of senior Astral and Bell Media executives, and Montréal remains the centre for French-language programming. Bell Media will also open new regional development offices in Halifax, Winnipeg and Vancouver. Upon closing of the transaction, Astral President and CEO Ian Greenberg will join the BCE Board of Directors.

“The Astral team has built a uniquely successful Canadian media business in the last 50 years, and all of us are excited by the new possibilities ahead as we join with Bell Media,” said Mr. Greenberg. “With our combined resources, we look forward to bringing truly great new French and English language programming and viewing options to consumers across the country.”

Bell Media welcomes 8 high-quality Astral pay and specialty TV services: the French-language Super Écran, Cinépop, Canal Vie, Canal D, VRAK TV, and Ztélé, and English-language services The Movie Network, which includes HBO Canada, and TMN Encore. The acquisition includes Astral’s 2 rural over-the-air TV stations in British Columbia, CJDC in Dawson Creek and CFTK in Terrace, and Astral’s interest in the Viewer’s Choice Canada pay-per-view service. Astral also operates one of Canada’s largest out-of-home advertising companies, and Bell Media will become Canada’s largest radio operator with the addition of 77 Astral radio stations, including top brands like NRJ, Virgin Radio, Rouge fm, EZ Rock and boom.

“Bell Media plans to be a world leader in content development and broadcasting, dedicated to ensuring Canadians have access to the best programming in all the ways they want to watch and listen. Joining with Astral accelerates Bell Media’s position as a broadcast innovator, an enabler of great Canadian content, and a passionate supporter of Canada’s creative community,” said Kevin Crull, President of Bell Media. “We’re also delighted that we can continue to serve the very passionate sports fans of Montreal with TSN Sports Radio 690!”

Bell Media will continue to operate TSN 690 in Montréal as an English-language sports radio station. In response to overwhelming fan support for keeping TSN 690, Bell had asked the CRTC for an exemption from the radio Common Ownership Policy, which would otherwise have required Bell to divest the station.

Consistent with the policy, Bell Media will divest 10 Bell Media and Astral English-language radio stations as part of the transaction. Jim Pattison Broadcast Group Limited Partnership has agreed to acquire 3 – CKCE-FM in Calgary and CHIQ-FM and CFQX-FM, both in Winnipeg – while Corus Entertainment Inc. (Corus) has agreed to buy Ottawa radio stations CKQB-FM and CJOT-FM, part of a broader Corus acquisition that includes several Astral TV services. The other 5 radio stations are being sold in an auction process now under way.

In March, under a consent agreement with the Competition Bureau and in its amended filing with the CRTC, Bell committed to divest several Astral TV assets. This includes the sale of Teletoon/Télétoon, Teletoon Retro/Télétoon Rétro, Cartoon Network (Canada), Historia and Séries+, as well as the 2 Ottawa radio stations, to Corus in a transaction valued at $400.6 million. Bell Media is also selling the Family (including Disney Junior), Disney XD, Musimax and MusiquePlus television services in an auction process now under way.

After the asset sales, the retained Astral television and radio services, as well as Astral’s significant out-of-home advertising business, represent approximately 77% of Astral’s 2012 EBITDA (earnings before interest, taxes, depreciation and amortization).

As part of the transaction, Bell Media has committed to invest $246.9 million in new benefits for French and English language TV, radio and film content development, support for emerging Canadian musical talent, training and professional development for Canadian media, and new consumer participation initiatives.

Information for Astral shareholders
Originally announced on March 16, 2012, the transaction to unite Astral and Bell Media was approved by more than 99% of the votes cast at the special meeting of Astral shareholders on May 24, 2012.

Scheduled to close on July 5, 2013, the approximate $3.2 billion acquisition of Astral will be entirely satisfied with cash; no BCE shares will be issued as part of the consideration. In accordance with the terms of the transaction agreement between BCE and Astral, BCE will acquire all Class A Non-Voting Shares of Astral for $50 per share, for a total consideration of approximately $2.8 billion. BCE will also acquire all Class B Subordinate Voting Shares for $54.83 per share, for a total consideration of approximately $151 million, and all Special Shares for a total consideration of $50 million. BCE will also repay Astral debt of approximately $340 million at closing.

The Letters of Transmittal will be mailed shortly to registered shareholders of Astral and are also available on Astral’s website at www.astral.com and on SEDAR at www.sedar.com. The Letters of Transmittal explain how registered Astral shareholders can deposit and obtain payment for their Astral shares once the transaction is completed. Registered Astral shareholders must return their duly completed Letters of Transmittal to Computershare Investor Services Inc. in order to receive the consideration to which they are entitled for their Astral shares. Non-registered shareholders should carefully follow the instructions from the broker or other financial intermediary that holds Astral shares on their behalf.

About Astral
Founded in 1961, Astral Media Inc. (TSX: ACM.A/ACM.B) is one of Canada’s largest media companies. The Montréal-based company operates several media properties – pay and specialty television, radio, out-of-home advertising, and digital – that are among the most popular in the country. Astral plays a central role in community life across the country by offering diverse, rich, and vibrant programming that meets the tastes and needs of consumers and advertisers alike. To learn more about Astral, please visit Astral.com.

About Bell
Headquartered in Montréal since its founding in 1880, BCE (TSX, NYSE: BCE) is Canada’s largest communications company, providing leading wireless, TV, Internet, home phone, and business communications services from Bell Canada and Bell Aliant. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media. For more information, please visit Bell.ca.

The Bell Let’s Talk mental health initiative is a national charitable program that promotes Canadian mental health across Canada with the Bell Let’s Talk Day anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit Bell.ca/LetsTalk.

Caution Concerning Forward-Looking Statements
Certain statements made in this news release, including, but not limited to, statements relating to the proposed acquisition by Bell of Astral, the proposed sale by Bell to Corus of Astral’s share of certain TV joint ventures and the proposed sale to each of Corus and Jim Pattison Broadcast Group Limited Partnership (Pattison) of certain radio stations, the proposed auction process for the sale of certain TV assets and radio stations, certain benefits expected to result from the above-mentioned proposed transactions, Bell’s plans and objectives, and other statements that are not historical facts, are forward-looking. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements.
The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the proposed transactions referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes. The completion of the above-mentioned proposed transactions are subject to customary closing conditions, termination rights and other risks and uncertainties including, in the case of the proposed sale transactions to Corus and Pattison and of the proposed sale transactions affecting TV assets and certain radio stations resulting from an auction process, approval by the CRTC and the Competition Bureau. Accordingly, there can be no assurance that the proposed transactions will occur, or that they will occur on the terms and conditions currently contemplated. The proposed transactions could be modified, restructured or terminated. There can also be no assurance that the benefits expected to result from the above-mentioned proposed transactions will be fully realized. For additional information with respect to certain of these and other assumptions and risks relating to the above-mentioned proposed transactions, please refer to Bell’s 2012 annual MD&A dated March 7, 2013 and Bell’s First Quarter MD&A dated May 8, 2013, filed with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on Bell’s website at www.bce.ca.

Media inquiries

Jacqueline Michelis
Bell Media Relations
1-855-785-1427
jacqueline.michelis@bell.ca
@Bell—News

Olivier Racette
Astral Media Inc.
(514) 939-5000
oracette@astral.com

Investor inquiries

Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca

Robert Fortier
Vice-President, Finance
and Chief Financial Officer
Astral Media Inc.
(514) 939-5000
rfortier@astral.com